SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-3577	E-MAIL ADDRESS AKELLER@STBLAW.COM

September 22, 2017

VIA EDGAR

Sonia Gupta Barros

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oaktree Real Estate Income Trust, Inc. Draft Registration Statement on Form S-11 Submitted August 2, 2017 CIK No. 0001713407

Ladies and Gentlemen:

On behalf of Oaktree Real Estate Income Trust, Inc. (the “Company”), we hereby confidentially submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft registration statement on Form S-11 confidentially submitted on August 2, 2017 (the “Draft Registration Statement”). The Company has prepared Amendment No. 1 in response to the Staff’s comments in its letter dated August 30, 2017 relating to the Draft Registration Statement (the “Comment Letter”) and to otherwise update its disclosure.

In addition, we are providing the following responses to the Staff’s Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	September 22, 2017

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company advises the Staff that no written communications or research reports of the type described above have been prepared. If and when such written communications and research reports are prepared, the Company will supplementally provide copies thereof to the Staff.

2.	Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review of such artwork.

Response:

The Company does not intend to include any graphics, maps, photographs and related captions or other artwork other than those that are presently included in the prospectus. In the event that the Company determines to include any such additional items in its prospectus, it will first submit copies to the Commission for review. The Company acknowledges that such graphics and pictorial representations are not to be included in any preliminary prospectus distributed to prospective investors prior to the Staff’s review.

3.	Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5. In addition, please confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

Response:

The Company acknowledges that sales materials to be used in connection with the offering must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with the prospectus. The Company will submit all written sales material, including material that will be used only by broker-dealers, proposed to be transmitted to prospective investors, either orally or in writing, to the Staff prior to use for the duration of the registered offering.

Securities and Exchange Commission	September 22, 2017

4.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), or Hines Global REIT II, Inc. (Letter dated April 26, 2017) please provide us with an analysis as to how your plan is consistent with such relief. To the extent you have questions as to whether the plan is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response:

The Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to the Company’s share repurchase plan. The Company believes the share repurchase plan is consistent with the relief granted by the Division of Corporation Finance in prior no action letters. By way of illustration, set forth below is a table setting forth the key features underlying the relief granted in Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016). As shown below, the Company’s plan contains each of these key features.

Key Features of Repurchase Plan	Blackstone REIT	Oaktree REIT

•    Full and timely disclosure of all material information relating to the Repurchase Plan will be made to all stockholders in the prospectus for the current and any subsequent offerings.

•    The NAV per share for each class will always be available on the company’s website and toll-free information line.

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•    No solicitation by the company of repurchases under the Repurchase Plan, except through the prospectus for the offering and prospectus supplements disclosing the Transaction Price and NAV per share of each class of shares. Stockholders wishing to request repurchase of their shares will do so of their own volition. The company’s role in effectuating repurchases under the Repurchase Plan will be ministerial.

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•    The shares will be repurchased monthly at a price generally equal to the NAV per share for the applicable class of shares for the prior month.

•    The company will file prospectus supplements that disclose the historical NAV per share of each class of shares as frequently as required by Securities Act and will also provide each month the Transaction Price and NAV per share for each class of shares on its website and toll-free information line.

•    Subject to the terms of the Repurchase Plan, the company will be obligated to repurchase shares at the Transaction Price per share for the applicable class of shares.

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•    Repurchases will be made on monthly basis.

•    The repurchase price will normally be paid in cash no later than three business days following the last calendar day of the applicable month and will be the same for all shares of the same class repurchased in a given month.

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•    Repurchases under the Repurchase Plan will be limited in any calendar month to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 2% of the combined NAV of all classes of shares as of the last calendar day of the previous month and will be limited in any calendar quarter to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 5% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar quarter.

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Securities and Exchange Commission	September 22, 2017

Key Features of Repurchase Plan	Blackstone REIT	Oaktree REIT

•    If, in any given month, the monthly or quarterly volume limitation is reached or the company decides to repurchase fewer shares than have been requested to be repurchased, repurchases under the Repurchase Plan for such month will be made on a pro rata basis.

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•    Stockholders may withdraw any repurchase request before the last calendar day of any month by notifying the company’s transfer agent on the company’s toll-free information line before 4:00 p.m. ET on the last business day of the month.

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•    Any material modifications (including reduction to monthly or quarterly limitations on repurchases) and suspensions of the Repurchase Plan will be promptly disclosed in a prospectus supplement (or post-effective amendment if required by the Securities Act), or special or periodic report filed by the company, as well as on the company’s website.

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•    There will be no established regular trading market for the company’s common stock and the Repurchase Plan will be terminated if the company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or if a secondary market for the company’s shares develops.

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•    The Repurchase Plan intended to remain open indefinitely for the life of the company unless modified or suspended by the board of directors. The company is structured as a perpetual-life entity with no intention of listing its shares for trading on an exchange or other trading market.

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• The Repurchase Plan is open to all stockholders.	Ö	Ö

Securities and Exchange Commission	September 22, 2017

5.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response:

The Company acknowledges that it is responsible for (i) analyzing the applicability of Regulation M to the Company’s share repurchase program and (ii) considering all of the elements of the Company’s share repurchase program in determining whether the program is consistent with the relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. The Company has reviewed the applicability of Regulation M to the Company’s share repurchase program and has determined that the program is consistent with the class exemptive letter, dated October 22, 2007, granted by the Division of Market Regulation to Alston & Bird LLP.

6.	We note that you intend to invest in commercial real estate assets and real estate-related investments, including private loans and traded real estate-related securities. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response:

As stated on page 2 of Amendment No. 1, the Company expects that 65-90% of its portfolio will be invested in income-producing real estate, with 10-35% of the portfolio in private real estate loans and real estate-related traded securities. The Company intends to operate its business in a manner that will permit the Company to maintain an exemption

Securities and Exchange Commission	September 22, 2017

from registration as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Neither the Company nor any of its wholly or majority-owned subsidiaries will be engaged primarily, or holding themselves out as being engaged primarily, in the business of investing, reinvesting or trading in securities, as described in Section 3(a)(1)(A) of the Investment Company Act. Rather, the Company and its subsidiaries will be primarily engaged in non-investment company businesses related to real estate.

In addition, the Company intends to conduct its operations so that the Company and most, if not all, of the Company’s wholly and majority-owned subsidiaries will not come within the definition of an investment company under Section 3(a)(1)(C) of the Investment Company Act because less than 40% of its total assets (excluding cash and U.S. Government securities) on an unconsolidated basis will consist of “investment securities” (the “40% test”). Excluded from the term “investment securities” (as that term is defined in the Investment Company Act) are securities issued by majority-owned subsidiaries that are themselves not investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. The Company expects that most of its wholly owned and majority-owned subsidiaries will not be relying on exemptions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act and will instead be relying on Section 3(c)(5)(C) of the Investment Company Act. Consequently, interests in these subsidiaries (which are expected to constitute a substantial majority of the Company’s assets) generally will not constitute “investment securities.”

The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company that is a majority-owned subsidiary of such person. The Investment Company Act defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. The Company treats entities in which it owns at least 50% of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test.

The Company will classify its assets for purposes of certain of the Company’s subsidiaries 3(c)(5)(C) exclusion based upon no-action positions taken by the Staff and interpretive guidance provided by the Commission and its Staff. Based on such guidance, to qualify for the exclusion pursuant to Section 3(c)(5)(C) of the Investment Company Act, a company generally is required to hold at least (i) 55% of its assets in “qualifying” real estate assets and (ii) 80% of its assets in “qualifying” real estate assets and real estate-related assets. We will classify our assets for purposes of our 3(c)(5)(C) exemption based upon no-action positions taken by the SEC staff and interpretive guidance provided by the SEC and its staff.

The Company intends to structure its assets so that the combined value of its investments in its wholly owned or majority-owned subsidiaries that do not rely on Section 3(c)(1) or 3(c)(7) for their Investment Company Act exemption will at all times exceed 60% of the Company’s total assets (excluding cash and U.S. Government securities) on an

Securities and Exchange Commission	September 22, 2017

unconsolidated basis. As a result, the Company expects that at all times the value of the “investment securities” held by it, including investments in subsidiaries relying on Section 3(c)(1) or 3(c)(7), will be less than 40% of the value of its total assets (excluding cash and U.S. Government securities) on an unconsolidated basis. The Company, therefore, will be excluded from the definition of an investment company under Section 3(a)(1)(C) of the Investment Company Act. The Company intends to continuously monitor its holdings on an ongoing basis to ensure compliance with this test.

The Company also notes the disclosure on pages 29-31 and 113-115 of Amendment No. 1.

The Company acknowledges that the Staff will refer this response to the Division of Investment Management for further review.

7.	We note your disclosure on your prospectus cover page that purchase orders received from your sponsor, its affiliates and your directors and officers will count towards meeting the minimum offering requirement. Please revise to disclose the maximum amount of such possible purchases and that any such purchases will be for investment and not resale. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

Response:

The Company has revised the prospectus cover page and pages 7 and 162 to state that there is no limit on such purchases and that any such purchases will be for investment and not resale.

8.	We note your assumption throughout your registration statement that Class T, Class D, and Class I shares will each comprise one fourth of the shares sold in the primary offering. Please revise your disclosure to explain your basis for this assumption.

Response:

The Company notes that it is unable to forecast with a reasonable degree of certainty how much of each share class will be sold in the offering. As a result, the Company has assumed that each class will be sold in equal amounts of 1/4 of the total offering. The Company included disclosure on the prospectus cover page and page 97 stating that the number of shares sold of each class is uncertain and may differ significantly from what is presented.

Securities and Exchange Commission	September 22, 2017

9.	Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Response:

The Company expects its template for future NAV disclosures to be in a form similar to the draft attached as Exhibit A hereto.

Registration Statement Cover Page

10.	Please indicate whether you are a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.

Response:

The Company has revised the registration statement cover page to indicate that it is a non-accelerated filer.

Questions and Answers about This Offering

What is the impact of being an “emerging growth company”?, page 11

11.	We note that you are an emerging growth company and may take advantage of an extended transition period for complying with new or revised accounting standards. Please tell us and revise disclosures to clarify whether you intend to take advantage of such extended transition period or choose to opt out. If you elect to opt out, a statement that the election is irrevocable should accompany your expanded disclosures explaining your election. If you elect to take advantage of the extended transition period, risk factor and critical accounting policy disclosures should be expanded explaining your election and indicating that, as a result of your election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response:

The Company has revised its disclosure on pages 11 and 42 to clarify that the Company intends to take advantage of the extended transition period for complying with new or revised accounting standards. As requested, the Company has also expanded its risk factor and critical accounting policy disclosures on pages 42 and 164, respectively.

Prospectus Summary, page 13

12.	Please disclose the names of the persons that will make investment decisions on your behalf. Please see Item 3.B of Industry Guide 5.

Response:

The Company understands that the Staff’s comment relates to Items 3.A(i) and 9.A of Industry Guide 5, which relate to disclosure of persons making investment decisions. The Company has revised its disclosure on pages 108 and 125 to clarify that final responsibility to approve or reject a proposed transaction rests with Mr. John Brady,

Securities and Exchange Commission	September 22, 2017

the Real Estate group’s portfolio manager, after taking into consideration input from the Oaktree Real Estate group and from Mr. Bruce Karsh. Information about Mr. Brady’s background is included on page 117.

Fees and Expenses

Upfront Selling Commissions and Dealer Manager Fees—The Dealer Manager, page 20

13.	We were unable to replicate your calculations for the aggregate upfront selling commissions and dealer manager fees assuming you sell the minimum and maximum amount. Please confirm your calculations for the aggregate upfront selling commissions and dealer manager fees assuming you sell the minimum and maximum amount.

Response:

The Company has revised the disclosure to show the total for selling commissions and dealer manager fees in connection with selling the minimum and maximum amounts. Exhibit B attached hereto shows the Company’s calculations of the selling commissions and dealer manager fees.

Stockholder Servicing Fees—The Dealer Manager, page 21

14.	We note your disclosure in the section regarding the length of time over which the stockholder servicing fee will be paid. We also note your disclosure on page 217 that gross proceeds for purposes of such calculation includes the gross proceeds of any shares issued under your distribution reinvestment plan. Please revise your disclosure to describe your assumption of how many shares are sold under your dividend reinvestment plan or tell us why such disclosure is not necessary.

Response:

The Company does not intend to use the gross proceeds of shares issued under its distribution reinvestment program when calculating the gross proceeds from the sale of shares for purposes of the 8.75% limit. The Company has revised the language on page 219 and elsewhere to clarify that the gross proceeds of any shares issued under its distribution reinvestment program will be excluded from this calculation.

Management Fee, Administrative Fee, Performance Fee and Expense Reimbursements—The Adviser, page 25

15.	We note your disclosure on page 25 which states that a hypothetical calculation of the performance fee can be found in the section entitled Compensation. We were unable to locate this hypothetical calculation. Given the complexity of the calculation, please consider including a hypothetical example in the prospectus.

Securities and Exchange Commission	September 22, 2017

Response:

The Company will revise its disclosure to include a hypothetical calculation of the performance fee in a later amendment once such fees are finalized. The format of such hypothetical calculation is included on page 140.

16.	We note your disclosure that the management fee, administrative fee and performance fee may be paid, at your Adviser’s election, in cash or Class I shares, and that you may repurchase such Class I shares from the Adviser at a later date. Please disclose the price at which you will repurchase such shares.

Response:

As noted, the Company may pay the management fee, administrative fee and performance fee, at the Adviser’s election, in cash or Class I shares, and the Company may repurchase such Class I shares from the Adviser at a later date. The Company has revised its disclosure on pages 26 and 137 to disclose that the Company may repurchase such shares as of the last calendar day of a month (a “Repurchase Date”) at the transaction price in effect for repurchases made on such Repurchase Date under the Company’s share repurchase plan.

Risk Factors

Risks Related to Conflicts of Interest, page 83

17.	We note your disclosure regarding the risks associated with your management and administrative fees. Please revise your disclosure to identify any risks associated with your performance fee, including the risk that such fee may result in your Adviser recommending riskier investments.

Response:

The Company has revised its disclosure on page 83 to discuss certain risks associated with the performance fee, including the risk that such fee may result in the Adviser recommending riskier investments.

Investment Objectives and Strategies, page 100

18.	Please state your policy with respect to whether you will offer securities in exchange for property. If you do not propose to engage in such activity, please include a specific statement to that effect. Refer to Item 12(g) of Form S-11.

Response:

The Company has revised its disclosure on page 109 to include a statement that the Company does not propose to engage in the offering of securities in exchange for property.

Securities and Exchange Commission	September 22, 2017

19.	We note Table 1 on page 103. Please add a brief description of “NCREIF Property,” “MSCI U.S. REIT (RMZ)” and the “DJCS Hedge Fund.”

Response:

The Company has revised its disclosure on page 103 to include a brief description of the NCREIF Property Index (NPI), the MSCI U.S. REIT Index (RMZ) and the Dow Jones Credit Suisse (DJCS) Hedge Fund Index.

Management

Directors and Executive Officers, page 117

20.	Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion each member of your board should serve as a director in light your business and structure. Refer to Item 401(e) of Regulation S-K.

Response:

The Company has revised its disclosure on pages 117-118 to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each current member of the Company’s board should serve as a director in light of the Company’s business and structure. The Company will include such disclosure for future members of the board as well.

Compensation

Stockholder Servicing Fees—The Dealer Manager, page 131

21.	We note you will pay certain selling commissions over time as stockholder servicing fees on your Class T, S, and D shares. Please tell us your intended accounting policy related to these stockholder servicing fees. Your policy should address when a liability is recorded and your basis in GAAP for such treatment. Reference is made to paragraph 36 of CON 6.

Response:

As noted, the Company expects to pay certain selling commissions over time as stockholder servicing fees on its Class T, Class S, and Class D shares. The Company’s intended accounting policy related to these stockholder servicing fees is to accrue the cost of the stockholder servicing fee as an offering cost at the time each Class T, Class S, and Class D share is sold in the primary offering (beginning with the breaking of escrow). For purposes of calculating the Company’s net asset value (which is non-GAAP), stockholder servicing fees will be accrued as they are paid.

Securities and Exchange Commission	September 22, 2017

Conflicts of Interest, page 140

22.	We note your disclosure on page 140 that Oaktree and its affiliates currently manage Other Oaktree Accounts that invest in, and in some cases, have priority ahead of you, with respect to, properties, securities or obligations eligible for purchase by you. Please consider expanding your disclosure to provide insight into the size of these competing funds and accounts. Please also expand your disclosure to provide a description of any priority rights that are in place with respect to such funds and accounts.

Response:

As noted, Oaktree and its affiliates currently manage Other Oaktree Accounts that invest in, and in some cases, have priority ahead of the Company, with respect to, properties, securities or obligations eligible for purchase by the Company. The Company has expanded the disclosure on page 141 to provide insight into the size of certain competing funds and accounts, and to provide a description of the priority rights that are in place with respect to certain funds and accounts.

Certain funds and accounts are subject to rotational allocation policies (as described in the revised disclosure referred to in the response to comment 23 below) together with the Company, for which the primary factor for allocation decisions is how many funds and accounts are in the rotational queue. Therefore, for funds and accounts that have strategies overlapping with the Company that are subject to rotational allocation, the Company has disclosed the number of such funds and accounts.

Allocations of Investment Opportunities, page 141

23.	We note that you will allocate investment opportunities between you and other real estate income funds and accounts managed by Oaktree and its affiliates in a manner consistent with Oaktree’s Value-Add Strategy Rotational Allocation Policy. Please add a brief description of this policy.

Response:

The Company has revised the disclosure on pages 142-143 to add a brief description of Oaktree’s Value-Add Strategy Rotational Allocation Policy, which has been renamed the Oaktree’s Real Estate Income Strategy Rotational Allocation Policy.

Net Asset Value Calculation and Valuation Guidelines, page 151

24.	We note your disclosure on page 152 that the Adviser will receive appraisal reports from third-party appraisal firms, and based on these appraisals, the Adviser will render a final valuation in order for your third-party firm to calculate your NAV. Please clarify whether any future disclosure of NAV per share will be attributed to the third-party that calculates your NAV and whether such disclosure will be expertised. Please provide us a similar analysis for the independent valuation advisor.

Securities and Exchange Commission	September 22, 2017

Response:

Various independent third-party appraisal firms will be responsible for providing appraisals as to individual properties from time to time and the independent valuation advisor will be responsible for reviewing such appraisals. Using these appraisals, the final determination of the fair value of our real estate properties will be made by the Adviser. The Adviser will provide the value of these properties along with the value of the Company’s other investments to the third-party firm, State Street Bank and Trust Company (“State Street”). State Street will then calculate the Company’s NAV for each class based on these valuations and the Company’s other assets and liabilities. The Company believes State Street’s role is administrative and does not believe it is appropriate to expertise State Street or attribute the calculation of the Company’s NAV per share to it.

Because the independent valuation expert is not responsible for the final determination of the value of the Company’s properties, the Company does not think it is appropriate to attribute the calculation of its NAV to the independent valuation expert. However, the Company will name and expertise the independent valuation expert in a later amendment.

Prior Performance, page 163

25.	We note your disclosure on page 163 that the information presented in this section excludes separately managed accounts and co-investment accounts unless otherwise noted. Please provide us your analysis of how you determined that these accounts are not programs under Industry Guide 5.

Response:

Oaktree’s separately managed accounts and co-investment accounts are created for only one or a few related investors, and in the case of co-investment accounts hold only one or a limited number of specific identified investments. Because these accounts have a narrow investor and/or investment focus, Oaktree does not view them as investment “programs,” and believes including these accounts would make the Company’s disclosure unduly lengthy and complex, without providing investors with additional useful information and obscuring the information currently provided with respect to Oaktree’s collective investment vehicles, which Oaktree believes is more useful to investors making an investment decision in a “blind pool” vehicle such as the Company.

Real Property Investments, page 163

26.	Please revise to include the percentage of aggregate investments made by Oaktree Real Estate programs in real property (based on purchase prices) of new, used or construction properties, as applicable, or tell us why such disclosure is not necessary. Refer to Item 8.A.1 of Industry Guide 5.

Securities and Exchange Commission	September 22, 2017

Response:

The Company has revised its disclosure on page 165 to include the percentage of aggregate investments made by Oaktree Real Estate programs in real property (based on purchase prices) of development properties requiring construction.

Exhibit Index

27.	Please file all exhibits required by Item 601 of Regulation S-K as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinion should be filed on EDGAR as correspondence.

Response:

The Company has supplementally provided for your review draft copies of the legal opinion and tax opinion as Exhibit C and Exhibit D, respectively, hereto. The Company intends to submit all remaining exhibits, including the finalized legal and tax opinions, as promptly as possible.

*    *    *    *    *    *     *    *

Please do not hesitate to call me at (212) 455-3577 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Andrew R. Keller
Andrew R. Keller

cc:	Todd Molz

  Jordan Mikes

Exhibit A

OAKTREE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. X DATED XX, 20XX

TO THE PROSPECTUS DATED XX, 20XX

This document supplements, and should be read in conjunction with, our prospectus dated XX, 20XX, as supplemented by [LIST PRIOR SUPPLEMENTS]. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to:

•	disclose the transaction price for each class of our common stock as of [MONTH] 1, 20XX; and

•	disclose the calcualtion of our [MONTH][LAST DAY] net asset value (“NAV”) per share for each share class.

[MONTH] 1, 20XX Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of [MONTH] 1, 20XX (and repurchases as of [PRIOR MONTH][LAST DAY], 20XX) is as follows:

Transaction Price (per share)
Class S	$	[	]
Class T	$	[	]
Class D	$	[	]
Class I	$	[	]

The transaction price for each of our share classes is equal to such class’s NAV per share as of [NAV MONTH][LAST DAY], 20XX. A detailed calculation of the NAV per share is set forth below. [No transactions or events have occurred since the end of the prior month that would have a material impact on our NAV per share.] The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

[NAV MONTH][LAST DAY], 20XX NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines approved by our board of directors. We generally use our prior month’s NAV per share for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for our share repurchase program. Our NAV per share, which is updated as of the last

Securities and Exchange Commission	September 22, 2017

business day of each month, is posted on our website at www.    .com and is made available on our toll-free, automated telephone line at (XXX) XXX-XXXX. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

The following table provides a breakdown of the major components of our Total NAV as of the last business day of [MONTH]:

Component of NAV	[MONTH]
Investments in real properties	$
Investments in real estate-related securities
Other assets
Debt obligations
Stockholder servicing fees for current month
Accrued performance fee
Other liabilities
NAV	$
Number of shares outstanding

The following table provides a breakdown of the major components of our Total NAV and NAV per share by share class as of the last business day of [MONTH]:

NAV Per Share	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Total
Net asset value	$	$	$	$	$
Number of shares outstanding
NAV Per Shares as of [MONTH]

Set forth below are the weighted averages of the key assumptions used in valuation based on property types. Once we own more than one property in additional property types, we will include the key assumptions for these property types.

	Discount Rate		Exit Capitalization Rate
Office	XX	%	XX	%
Multifamily	XX	%	XX	%
Industrial	XX	%	XX	%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments.

Securities and Exchange Commission	September 22, 2017

Input	Hypothetical Change	Office	Multifamily	Industrial
Discount Rate (weighted average)	0.25% decrease
0.25% increase
Exit Capitalization Rate (weighted average	0.25% decrease
0.25% increase

The following table provides a breakdown of the major components of our Total NAV as of the last business day of [PRIOR MONTH]:

Component of NAV	[PRIOR MONTH]
Investments in real properties	$
Investments in real estate-related securities
Other assets
Debt obligations
Stockholder servicing fees for current month
Accrued performance fee
Other liabilities
NAV	$
Number of shares outstanding

The following table provides a breakdown of the major components of our Total NAV and NAV per share by share class as of the last business day of [PRIOR MONTH]:

NAV Per Share	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Total
Net asset value	$	$	$	$	$
Number of shares outstanding
NAV Per Shares as of [PRIOR MONTH]

Securities and Exchange Commission	September 22, 2017

Exhibit B

Min Offering
	Aggregate Amount	Price Per Share	Number of Shares	Selling Commission/Share	Aggregate Selling Commissions	Dealer Manager Fee/Share	Aggregate Dealer Manager Fees
Class T	$37,500,000	$10.35	3,623,188	$0.30	$1,086,956.52	$0.05	$181,159.42
Class S	$37,500,000	$10.35	3,623,188	$0.35	$1,268,115.94	0	$0.00
Class D	$37,500,000	$10.05	3,731,343	$0.05	$186,567.16	0	$0.00
Class I	$37,500,000	$10.00	3,750,000	$0.00	$0.00	0	$0.00
Total	$150,000,000				$2,541,640		$181,159

Max Offering
	Aggregate Amount	Price Per Share	Number of Shares	Selling Commission/Share	Aggregate Selling Commissions	Dealer Manager Fee/Share	Aggregate Dealer Manager Fees
Class T	$400,000,000	$10.35	38,647,343	$0.30	$11,594,202.90	$0.05	$1,932,367.15
Class S	$400,000,000	$10.35	38,647,343	$0.35	$13,526,570.05	0	$0.00
Class D	$400,000,000	$10.05	39,800,995	$0.05	$1,990,049.75	0	$0.00
Class I	$400,000,000	$10.00	40,000,000	$0.00	$0.00	0	$0.00
Total	$1,600,000,000				$27,110,823		$1,932,367

Securities and Exchange Commission	September 22, 2017

Exhibit C

See attached.

[LETTERHEAD OF VENABLE LLP]

DRAFT

Oaktree Real Estate Income Trust, Inc.

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

Re:     Registration Statement on Form S-11 (File No. 333-[            ])

Ladies and Gentlemen:

We have served as Maryland counsel to Oaktree Real Estate Income Trust, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of $2,000,000,000 in shares (the “Shares”) of common stock, $0.01 par value per share, of the Company (the “Common Stock”), consisting of Class T Common Stock, $0.01 par value per share, of the Company (the “Class T Common Stock”), Class S Common Stock, $0.01 par value per share, of the Company (the “Class S Common Stock”), Class D Common Stock, $0.01 par value per share, of the Company (the “Class D Common Stock”), and Class I Common Stock, $0.01 par value per share, of the Company (the “Class I Common Stock”), covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”). $1,600,000,000 in Shares (the “Primary Offering Shares”) are issuable in a primary offering (the “Offering”) pursuant to subscription agreements (the “Subscription Agreements”) and $400,000,000 in Shares (the “Plan Shares”) are issuable pursuant to the Company’s Distribution Reinvestment Plan (the “Plan”), subject to the right of the Company to reallocate Shares between the Offering and the Plan as described in the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):

1.    The Registration Statement and the related form of prospectus included therein (including, without limitation, the form of Plan attached thereto as Appendix B and the form of Subscription Agreement attached thereto as Appendix C) in the form in which it was transmitted to the Commission under the 1933 Act;

2.    The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3.     The form of Articles of Amendment and Restatement of the Company to be filed with the SDAT prior to the issuance of the Shares (the “Amended Charter”), certified as of the date hereof by an officer of the Company;

4.    The Amended and Restated Bylaws of the Company, certified as of the date hereof by an officer of the Company;

Oaktree Real Estate Income Trust, Inc.

                    , 2017

5.    A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

6.    Resolutions adopted by the Board of Directors of the Company relating to the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

7.    A certificate executed by an officer of the Company, dated as of the date hereof; and

8.    Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1.    Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2.    Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.    Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4.    All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5.    Prior to the issuance of the Shares, the Amended Charter will be filed with, and accepted for record by, the SDAT. The Shares will not be issued or transferred in violation of any restriction or limitation on transfer and ownership of shares of stock of the Company contained in Article VI of the Amended Charter.

6.    Upon the issuance of any of the Shares, the total number of shares of Class T Common Stock issued and outstanding will not exceed the total number of shares of Class T

Oaktree Real Estate Income Trust, Inc.

                    , 2017

Common Stock that the Company is then authorized to issue under the Amended Charter, the total number of shares of Class S Common Stock issued and outstanding will not exceed the total number of shares of Class S Common Stock that the Company is then authorized to issue under the Amended Charter, the total number of shares of Class D Common Stock issued and outstanding will not exceed the total number of shares of Class D Common Stock that the Company is then authorized to issue under the Amended Charter and the total number of shares of Class I Common Stock issued and outstanding will not exceed the total number of shares of Class I Common Stock that the Company is then authorized to issue under the Amended Charter. We note that there are [            ] shares of Class T Common Stock, [            ] shares of Class S Common Stock, [            ] shares of Class D Common Stock and [            ] shares of Class I Common Stock available for issuance under the Amended Charter and that, as of the date hereof, there are not more than 20,000 shares of Class I Common Stock and no shares of any other class or series of stock of the Company issued and outstanding.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1.    The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2.    The issuance of the Primary Offering Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Subscription Agreements and the Registration Statement, the Primary Offering Shares will be validly issued, fully paid and nonassessable.

3.    The issuance of the Plan Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Plan and the Registration Statement, the Plan Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

Oaktree Real Estate Income Trust, Inc.

                    , 2017

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

Exhibit D

STB DRAFT

SUBJECT TO OPINION COMMITTEE REVIEW

ATTORNEY WORK PRODUCT

[     ], 2017

Oaktree Real Estate Income Trust, Inc.

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

Ladies and Gentlemen:

We have acted as counsel to Oaktree Real Estate Income Trust, Inc., a Maryland corporation (the “Company”), in connection with the Registration Statement on Form S-11 (File No. 333-[ ]) (the “Registration Statement”) filed by the Company under the Securities Act of 1933, as amended, relating to the registration of $2,000,000,000 of shares of common stock, $0.01 par value per share, of the Company, consisting of Class T Common Stock, Class S Common Stock, Class D Common Stock and Class I Common Stock.

We have examined the Registration Statement and the Company’s prospectus, dated [ ], 2017, included in the Registration Statement (the “Prospectus”). In addition, we have examined, and have relied as to matters of fact upon, originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and such certificates or comparable documents of public officials and of officers and representatives of the Company and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth.

In such examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents.

In rendering the opinion set forth in paragraph 1 below, we have assumed the accuracy of the representations contained in the officer’s certificate, dated as of the date hereof, provided to us by the Company (the “Certificate”). These representations generally relate to the operation and classification of the Company as a real estate investment trust (a “REIT”), as defined in Section 856 of the Internal Revenue Code of 1986, as amended (the “Code”). For purposes of rendering such opinion, we have also assumed that the Company has been organized and operated and will continue to be organized and operated in the manner described in the Certificate, the Registration Statement and the applicable organizational documents of the Company and that all terms and provisions of such documents have been and will continue to be complied with and that the Company will file an election pursuant to section 856(c)(1) of the Code to be taxed as a REIT commencing with the taxable year ending December 31 that includes the date on which the escrow period concludes (as described in the Registration Statement). We have not made an independent investigation of the facts set forth in the Certificate.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein and in the Registration Statement, we are of the opinion that:

1. Commencing with the Company’s first taxable year for which it makes an election to be taxed as a REIT, the Company will be organized in conformity with the requirements for qualification as a REIT under the Code, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code.

2. The statements set forth in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations”, insofar as they purport to constitute summaries of matters of U.S. federal income tax law and regulations or legal conclusions with respect thereto, constitute accurate summaries of such matters described therein in all material respects.

The opinions set forth above are based upon the Code, the Treasury regulations promulgated thereunder and other relevant authorities and law, all as in effect on the date hereof. Consequently, future changes in the law may cause the tax treatment referred to herein to be materially different from that described above. Changes in the Company’s method of operation could likewise cause the tax treatment referred to herein to be materially different from that described above. Our opinion is not binding upon either the Internal Revenue Service or any court. Thus, no assurances can be given that a position taken in reliance on our opinion will not be challenged by the Internal Revenue Service or rejected by a court. Qualification of the Company as a REIT will depend upon the Company’s satisfaction, through actual annual operating results and other annual requirements, of the various qualification tests contained in the Code and related Treasury regulations. We do not undertake to monitor whether the Company will, in fact, through actual annual operating results and other annual requirements, satisfy the various qualification tests for the Company’s first taxable year in which it makes an election to be taxed as a REIT, or any subsequent taxable years. Accordingly, no assurance can be given that the actual results of the Company’s operations for any particular taxable year will satisfy the tests necessary to qualify as or be taxed as a REIT under the Code.

We do not express any opinion herein concerning any law other than the federal tax law of the United States.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the reference to our firm under the heading “Legal Matters” in the Prospectus.

Very truly yours,